Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603
                              September 13, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9605
                    FT High Income Model Portfolio, 4Q '21
                                 (the "Trust")
                     CIK No. 1865010  File No. 333-258789
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1.  THE  STAFF  NOTES  THE  DISCLOSURE UNDER "PORTFOLIO SELECTION PROCESS"
STATES: "THE ETF ALLOCATIONS WERE DETERMINED BASED ON THE FIRST TRUST ADVISORS MODEL INVESTMENT COMMITTEE'S EVALUATION OF SECTOR RELATIVE VALUE. FOR EACH SECTOR, THE FIRST TRUST ADVISORS MODEL INVESTMENT COMMITTEE ANALYZED YIELDS (INCLUDING YIELD TO MATURITY AND/OR YIELD TO WORST), SPREAD (INCLUDING THE YIELD OF AN ASSET CLASS RELATIVE TO COMPARABLE TREASURY BONDS), CREDIT FUNDAMENTALS
.... "

      (A) PLEASE EXPLAIN AND CLARIFY IN THE DISCLOSURE WHAT "SECTOR" MEANS IN THE CONTEXT OF FIXED INCOME SECURITIES. FURTHER, PLEASE CLARIFY IF THIS REFERENCE IS THE SAME AS THE ASSET CLASS DESCRIBED UNDER "ASSET CLASS LEVEL VALUATION" AND RECONCILE THESE DISCLOSURES.

      (B) PLEASE EXPLAIN "YIELDS (INCLUDING YIELD TO MATURITY AND/OR YIELD TO WORST), SPREAD (INCLUDING THE YIELD OF AN ASSET CLASS RELATIVE TO COMPARABLE TREASURY BONDS), CREDIT FUNDAMENTALS ... " IN PLAIN ENGLISH.

      Response: In accordance with the Staff's comments, the above-referenced disclosure will be revised as follows:

      "The ETFs selected have exposure to different fixed-income categories (referred to as "fixed income asset types"), including mortgage-backed securities, investment grade corporate bonds, high-yield bonds, senior loans, ultra-short maturity bonds, and exposure to U.S. and non-U.S. markets. The ETF allocations were determined based on the First Trust Advisors Model Investment Committee's (the "Committee") evaluation of a fixed income asset type's relative value. For each fixed income asset type, the Committee analyzed yields (the expected amount of income from a security relative to the market price of the security), spread (yield of one fixed income asset type to the yield of another fixed income asset type), credit fundamentals (metrics impacting overall credit risk for a fixed income asset type, including rate of default and trends in earnings), and supply and demand trends across the fixed-income asset types (including new issue supply and maturity of the underlying securities)."

      2. THE DISCLOSURE UNDER "PORTFOLIO SELECTION PROCESS" PROVIDES THAT THE INVESTMENT COMMITTEE CONSIDERS "INTEREST RATE OUTLOOK/DURATION," "ASSET CLASS LEVEL VALUATION," AND "ASSET CLASS LEVEL FUNDAMENTALS" WHEN DETERMINING THE ASSET ALLOCATION OF THE TRUST'S PORTFOLIO. THE STAFF NOTES THAT THIS DISCLOSURE IS VERY GENERAL AND HAS NO INDICATION OF HOW EACH FACTOR IS WEIGHTED. PLEASE FURTHER EXPLAIN HOW THESE FACTORS ARE USED IN THE SELECTION PROCESS.

      Response: The Trust notes that the factors referenced above are not weighted in a determinative way, but rather are considered holistically by the Committee to determine asset allocations for the Trust's portfolio. In accordance with the Staff's comment, the above-referenced disclosure will be revised as follows:

      "In determining the asset allocation of the Trust's portfolio, the Committee considers the following:

      - Interest Rate Outlook/Duration. The duration of a bond is a measure of its price sensitivity to interest rate movements based on the bond's weighted average term to maturity. In general, duration represents the expected percentage change in the value of a security for an immediate 1% change in interest rates. For example, the price of a security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates. The duration of the portfolio as of the Initial Date of Deposit is approximately 4.0 years.

      - Asset Type Valuation. Asset type valuation is a determination of the attractiveness of a fixed income asset type on the basis of valuation.
      The Committee evaluates the relative value offered by different fixed-income assets by comparing price, yield and spread for the asset types. For a specific fixed-income asset type, this can include the yield to maturity and yield relative to comparable treasury bonds, other fixed-income asset types and to the specific fixed-income asset type over time.

      - Asset Type Fundamentals. Asset type fundamentals are metrics that impact a particular fixed-income asset type, such as underlying leverage, default rates of issuers, earnings and debt levels and interest coverage. The fundamentals are closely monitored and evaluated for trends that inform the Committee if risk is improving or deteriorating in the asset type.

      The factors above are not specifically weighted, but rather are considered in combination with each other to construct an overall view for each fixed-income asset type that aids the Committee in determining the allocations."

Risk Factors
____________

      3. IF THE FUNDS HELD BY THE TRUST INVEST IN SUBPRIME RESIDENTIAL MORTGAGE LOANS, PLEASE ADD RELEVANT RISK DISCLOSURE TO THE TRUST'S PROSPECTUS.

      Response: If, based on the Trust's final portfolio, the Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust's prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon